РАО «ЕЭС РОССИИ»
РОССИЙСКОЕ ОТКРЫТОЕ АКЦИОНЕРНОЕ
ОБЩЕСТВО ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ
«ЕДИНАЯ ЭНЕРГЕТИЧЕСКАЯ СИСТЕМА РОССИИ»

Россия, 119526, Москва, пр. Вернадского, д. 101, корп. 3
Тел. (095) 710-41-05
Факс (095) 206-80-87

RUSSIAN
JOINT STOCK COMPANY
«UNIFIED ENERGY SYSTEM OF RUSSIA»

101, bld. 3, pr. Vernadskogo, Moscow, 119526, Russia.
Tel. +7 095 710-41-05
Fax +7 095 206-80-87

06 OKT 2006 1-78/5-1942

06017790

Mail Stop 3628
Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

SUPPL

RECEIVED
2006 OCT 30 P 1:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

October 3, 2006

Re: Disclosure materials provided by <u>RAO Unified Energy Systems of Russia</u> (File No. 82-4077) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Sirs:

RAO Unified Energy Systems of Russia (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraph (b)(1)(i) of the Rule.

THIS SUBMISSION CONTAINS THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING ANNOUNCEMENT SENT TO RAO UES ADR HOLDERS.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact us by calling collect at [+7 *(095) 710-59-37*] with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed duplicate of this letter and returning it to us in the enclosed self-addressed, postage pre-paid envelope.

Very truly yours,

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

Andrey V. Gabov
Head of Department of Corporate Governance and Investor Relations

cc: **Deutsche Bank**
Pavel Polyakov

dlw 10/30

РАО «ЕЭС РОССИИ»
РОССИЙСКОЕ ОТКРЫТОЕ АКЦИОНЕРНОЕ
ОБЩЕСТВО ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ
«ЕДИНАЯ ЭНЕРГЕТИЧЕСКАЯ СИСТЕМА РОССИИ»

JOINT STOCK COMPANY
«UNIFIED ENERGY SYSTEM OF RUSSIA»

Россия, 119526, Москва, пр. Вернадского, д. 101, корп. 3
Тел. (095) 710-41-05
Факс (095) 206-80-87

101, bld. 3, pr. Vernadskogo, Moscow, 119526, Russia,
Tel. +7 095 710-41-05
Fax +7 095 206-80-87

Mail Stop 3628
Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

October 3, 2006

Re: Disclosure materials provided by <u>RAO Unified Energy Systems of Russia</u> (File No. 82-4077) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Sirs:

RAO Unified Energy Systems of Russia (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraph (b)(1)(i) of the Rule.

THIS SUBMISSION CONTAINS THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING ANNOUNCEMENT SENT TO RAO UES ADR HOLDERS.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact us by calling collect at [+7 ***(095) 710-59-37***] with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed duplicate of this letter and returning it to us in the enclosed self-addressed, postage pre-paid envelope.

Very truly yours,

Andrey V. Gabov
Head of Department of Corporate Governance and Investor Relations

cc: **Deutsche Bank**
Pavel Polyakov

…nified Energy System of Russia

Moscow, Russian Federation

Dear Sharehold

RAO U

noti

sia (hereinafter also referred to as the "Company") hereby holding of an Extraordinary General Meeting of Shareholders with absentee voting with the following agenda:

of RAO UES of Russia through a spin-off of OAO OGK-5 Holding and ng.

Board of Directors of OAO OGK-5 Holding.

e Board of Directors of OAO TGK-5 Holding.

ion of OAO OGK-5 Holding through a merger with OAO OGK-5.

ganization of OAO TGK-5 Holding through a merger with OAO TGK-5.

6. Amendments and supplements to the Charter of RAO UES of Russia.
7. Approval of a transaction (associated transactions) regarding the purchase of additional shares of Federal Grid Company of Unified Energy System, which is an interested-party transaction.

The list of shareholders entitled to participate in the Meeting is compiled as of October 5, 2006.

The shareholders owning A preferred shares have the right to vote on the following items on the agenda of the Extraordinary General Meeting of Shareholders:

- Reorganization of RAO UES of Russia through a spin-off of OAO OGK-5 Holding and OAO TGK-5 Holding.
- Reorganization of OAO OGK-5 Holding through a merger with OAO OGK-5.
- Reorganization of OAO TGK-5 Holding through a merger with OAO TGK-5.
- Amendments and supplements to the Charter of RAO UES of Russia.

Completed voting bulletins should be sent to the following address:
1/64 Dobrovolcheskaya Str., 109544, Moscow, Russia, ZAO STATUS Registration Company. Deadline for receipt of bulletins: **December 06, 2006.**

Materials provided during preparations for the Extraordinary General Meeting of Shareholders are available to you from November 03, 2006, to and including December 06, 2006, on business days (between 10 a.m. and 5 p.m.) in the office of the executive body of RAO UES of Russia at: Moscow, Prospekt Vernadskogo, 101/3, office 13-03, and at: Moscow, 1/64 Dobrovolcheskaya Str., ZAO STATUS Registration Company.

Annexes:
Notice of the Right to Propose Candidates for Management and Supervision Bodies of the Companies Founded As a Result of Reorganization of RAO UES of Russia – 1 page.
Notice of the Right to Request Redemption of the Company's Shares – 4 pages.
The Notices are an integral part of this Announcement.

Board of Directors of RAO UES of Russia

NOTICE

TO PROPOSE CANDIDATES FOR MANAGEMENT AND ODIES OF THE COMPANIES FOUNDED AS A RESULT OF EORGANIZATION OF RAO UES OF RUSSIA

OF THE RI SUPERVIS

d that the shareholder(s) of RAO UES of Russia owning an aggregate of De nt of ordinary shares of RAO UES of Russia may submit to the Company es proposed to the Board of Directors of each newly founded company (at didates for each newly founded company) and the Internal Audit of each newly founded company (at most 5 candidates for each newly pany), as well as candidates of chief executive officers of newly founded at most one candidate for each newly founded company). Such proposals eived by RAO UES of Russia not later than October 23, 2006 (45 days prior ate of the Extraordinary General Meeting of Shareholders of RAO UES of Russia paragraph 8 of Article 53 of the Federal Law "On Joint-Stock Companies").

Voting lists of the Extraordinary General Meeting of Shareholders of RAO UES of Russia shall include only those candidates whose names are contained in proposals made in accordance with the prescribed form and received within the period specified in this decision from the shareholder(s) owning an aggregate of 2 or more percent of ordinary shares of RAO UES of Russia as of the date of proposal.

Said proposals shall be in writing and shall specify the name(s) of the shareholder(s) and the quantity of ordinary shares of RAO UES of Russia owned by such shareholder(s). The proposals shall be signed by the shareholder(s).

Any proposal concerning the above-mentioned candidates shall contain the following information:

- name of the newly founded company for which the candidate is proposed;
- full name, identification document details (series and/or number, date and place of issue, issuing authority) of the proposed candidate;
- name of the company body for which the candidate is nominated.

Candidates nominated to the Board of Directors of each newly founded company shall be included in voting lists related to the election of the Board of Directors of each newly founded company with following exceptions:

- the proposal fails to comply with the requirements set forth in this decision;
- the proposal submitted by the shareholder(s) is received by the Company after October 23, 2006;
- shareholder(s) do not own the necessary aggregate of shares of RAO UES of Russia.

NOTICE
OF THE RIGHT TO REQUEST REDEMPTION OF THE COMPANY'S SHARES

Dear Shareholder!

Please be notified that, if you **vote AGAINST or do not participate in voting on any of Items 1, 4, 5, or 6 on the agenda of the Extraordinary General Meeting of Shareholders of RAO UES of Russia**, you will be entitled to request redemption of all or any shares of RAO UES of Russia that are owned by you.

Such shares will be redeemed at the price determined by the Board of Directors of RAO UES of Russia in accordance with paragraph 3 of Article 75 of the Russian Federal Law "On Joint-Stock Companies."

The redemption price of shares of RAO UES of Russia is:
16 (Sixteen) rubles 41 kopecks per ordinary share
14 (Fourteen) rubles 54 kopecks per A preferred share

The list of shareholders entitled to request redemption of the Company's shares owned by them is compiled based on the data-contained in the shareholder register of the Company as of **October 5, 2006.**

Shares will be redeemed in accordance with the following procedure:

1. A shareholder entitled to request redemption of all or any shares of RAO UES of Russia that are owned by such shareholder shall send a **written request for redemption of shares owned by such shareholder** to the Company, stating the shareholder's place of residence (location) and the quantity (category, type) of shares subject to redemption (a model form is attached).

The **signature** to the shareholder's request for redemption of shares owned by the shareholder or the withdrawal of such request **affixed by such shareholder** that is an individual or his/her representative shall be **notarized or certified by the registrar keeping the Company's shareholder register.**

The shareholder who submitted request for redemption may not enter into any transactions with third parties in connection with disposal or encumbrance of the Company's shares within the period since the date of receipt of the shareholder's request for redemption by the Company till the date of registration of the transfer of title for the redeemable shares to the Company in the Company's shareholder register or until withdrawal of the request for redemption made by the relevant shareholder. The relevant record shall be made in the register by the registrar keeping the Company's shareholder register.

2. If share rights are registered in the name of a nominee shareholder, the shareholder's request shall be accompanied by a custody account statement.

sent by registered mail to 101/3, Prospekt Vernadskogo, 119526, Moscow, RAO UES of Russia.

4. The shareholder's request to redeem the shares owned by such shareholder shall be received by the Company **not later than 45 days** from the date of approval of the decision on reorganization of the Company made by the General Meeting of Shareholders of RAO UES of Russia (date of the General Meeting of Shareholders relating to such issue), i.e. not later than **January 20, 2007**.

Any request received by the Company after the date specified above or containing incomplete or inadequate information will not be accepted.

No Shareholder may withdraw (change) the request to redeem the shares owned by such shareholder upon expiration of the 45-day period.

5. In accordance with Article 44 of the Federal Law "On Joint-Stock Companies" and paragraph 6.1 of the Regulations for Keeping a Registered Security Register (approved by Resolution No. 27 of October 2, 1997 of the Federal Commission for the Securities Market of Russian Federation), persons registered in the shareholder register shall notify the registrar of any change in the information specified in subparagraph 3.4.1 of paragraph 3.4 of the Regulations. If any registered person fails to notify the registrar of such change or provides incomplete or inadequate information about such change, the shareholder's request to redeem shares may be rejected, and the Company and the registrar shall not be liable for any losses incurred due to such rejection.

6. If the shareholder requests redemption of shares of a certain category (type) in a quantity exceeding the quantity of shares of the relevant category (type) owned by such shareholder as specified in the list of shareholders entitled to request redemption of the Company's shares owned by such shareholder, then the shares of the relevant category (type) owned by such shareholder shall be redeemed in the quantity specified in the said list.

7. In the event that the aggregate value of presented and redeemable shares of RAO UES of Russia exceeds 10% of the net asset value of the Company as of the date of approval of the decision on reorganization made by the General Meeting of Shareholders of the Company, the shares shall be redeemed in proportion to the shareholders' requests (in accordance with the requirements of paragraph 5 of Article 76 of the Federal Law "On Joint-Stock Companies").

In such case, the quantity of shares subject to redemption from each shareholder shall be determined by dividing the total quantity of shares that may be redeemed to the extent specified above by the total quantity of shares specified in the redemption requests; the resulting figure (conversion coefficient) is then multiplied by the quantity of shares specified in the redemption request received from each shareholder.

8. In the event the quantity of shares subject to redemption from the shareholder is reduced in proportion to the submitted requests and such reduction results in a fractional quantity of shares subject to redemption from the shareholder, the quantity of redeemable

shares shall be rounded up or down to the nearest whole share. The fractional figure shall be rounded up or down in accordance with the following rules:

1) if the digit following the decimal point is 5 to 9, the whole number is increased by one;
2) if the digit following the decimal point is 0 to 4, the whole number remains unchanged and the digits following the decimal point are ignored.

9. Not later than January 25, 2007 the Board of Directors of RAO UES of Russia shall approve the report on results of the requests for redemption submitted by shareholders. Such report shall include information on the exact quantity of shares to be redeemed from shareholders of RAO UES of Russia (paragraphs 7 and 8).

10. Within 30 days after expiration of the 45-day period following the date of approval of the decision on reorganization of the Company made by the General Meeting of Shareholders of RAO UES of Russia the Company shall redeem shares from shareholders who requested redemption.

11. The shareholder who submitted request for redemption may not enter into any transactions with third parties in connection with disposal or encumbrance of the Company's shares within the period since the date of receipt of the shareholder's request for redemption by the Company till the date of registration of the transfer of title for the redeemable shares to the Company in the Company's shareholder register or until withdrawal of the request for redemption made by the relevant shareholder.

12. Payment for redeemable shares shall be made for the account of the Company by any of the methods specified by the shareholder in the redemption request:

- in cash through the registrar's pay office at: 1/64 Dobrovolcheskaya Str., Moscow, ZAO STATUS Registration Company;
- by bank transfer to the bank account specified by the shareholder in the redemption request;
- by mail transfer to the address specified by the shareholder in the redemption request.

If any redemption request fails to specify such methods, payment shall be made by mail transfer (to the residence address (registered address) specified in the shareholder register).

The shares redeemed by RAO UES of Russia shall become the property of RAO UES of Russia.

The registrar keeping the Company's shareholder register shall register the transfer of title to the redeemable shares to RAO UES of Russia in the shareholder register in accordance with the report on requests submitted by shareholders in relation to the redemption of shares owned by shareholders as approved by the Board of Directors of RAO UES of Russia and based on the redemption requests of shareholders and documents confirming the performance by the Company of its payment obligations to the shareholders requested redemption of shares from RAO UES of Russia owned by such shareholders. Shareholders are not obliged to prepare and submit transfer orders to RAO UES of Russia.

For further information, please call +7 (495) 974-83-50, 974-83-49, 620-16-09

Board of Directors of RAO UES of Russia

MODEL FORM OF REQUEST

To RAO UES of Russia

From ______________________________

____

full name (corporate name)

____

identification document details (state registration details)

____

____

residence address (registered address)

SHAREHOLDER'S REQUEST
TO REDEEM THE COMPANY'S SHARES OWNED BY SUCH SHAREHOLDER

December 06, 2006. the General Meeting of Shareholders of RAO UES of Russia has approved the decision of reorganization of the Company.

In accordance with paragraph 1 of Article 75 of the Federal Law "On Joint-Stock Companies," I (we) request redemption of the Company's shares owned by me (us) in the following quantity:

- ________ (____ *in words*)

ordinary shares at the price specified in the Notice of the Right to Request Redemption of the Company's Shares;

- ________ (____ *in words*)

A **preferred** shares at the price specified in the Notice of the Right to Request Redemption of the Company's Shares.

If my (our) request may not be satisfied in full due to the restrictions set forth in paragraph 5 of Article 76 of the Federal Law "On Joint-Stock Companies," I (we) request redemption of shares in the quantity permitted in accordance with the rules specified in paragraph 5 of Article 76 of the Federal Law "On Joint-Stock Companies."

The shares are free and clear of any attachment or claims.
Please pay by the following method (mark as applicable):

cash mail transfer bank transfer

Mailing address for payment by mail transfer:

____

Bank details: ______________________________

Signature of the shareholder: ______________________________

The **signature** to the shareholder's request for redemption of shares owned by the shareholder or the withdrawal of such request **affixed by such shareholder** that is an individual or his/her representative shall be **notarized or certified by the registrar keeping the Company's shareholder register**.